Antigenics Inc.

162 Fifth Avenue, Suite 900

New York, New York 10010

June 23, 2008

VIA EDGAR

Mr. Bryan Pitko

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Registration Statement on Form S-3 filed by Antigenics Inc. with the Securities and
Exchange Commission (the “Commission”) on May 29, 2008 (File No. 333-151244)
(the “Registration Statement”)

Dear Mr. Pitko,

In connection with the above-referenced filing, Antigenics Inc. (the “Company”) hereby acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement, (ii) the action of the Commission or the staff pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement, and (iii) the Company may not assert the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company requests effectiveness of the above referenced Registration Statement at 4:45 PM EST on June 25, 2008, or as soon thereafter as practicable.

Please call the undersigned at (212) 994-8200 as soon as the above-referenced filing has become effective.

Very truly yours,

ANTIGENICS INC.

By:	/s/ Garo H. Armen
Name: Garo H. Armen Title: Chief Financial Officer